January 9, 2024

Juan Grana

Lauren Nguyen

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Fresh2 Group Limited

Form 20-F filed May 16, 2023

File No. 001-39137

Dear Ladies and Gentlemen:

We are submitting this letter in response to your letter dated December 22, 2023 in which the staff of the Division of Corporation Finance (the “Staff”) provided comments to the Form 20-F for the year ended December 31, 2022 filed by Fresh2 Group Limited (the “Company”). We are contemporaneously filing Amendment No.1 the Form 20-F.

Set forth below are our responses to the comments. For your convenience, the text of each of such comments are reproduced in italics before our response.

Form 20-F for the Year Ended December 31, 2022

Introduction, page iii

1.	Provide a clear description of how cash is transferred through your organization. We note your disclosure on page 40 that you “make loans to [y]our PRC subsidiaries” or “may make additional capital contributions to [y]our wholly foreign-owned subsidiaries in China.” We also note your disclosure on page 43 that “Under [y]our current corporate structure, [y]our holding company incorporated in the BVI primarily relies on dividend payments from [y]our PRC subsidiaries to fund [y]our cash and financing requirements.” Please quantify any cash flows and transfers of other assets by type that have occurred between you and your subsidiaries, and the direction of transfer. Also quantify any dividends or distributions that your subsidiaries have made to you and which entity made such transfer, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date.

In response to the Staff’s comment, we have provided the requested disclosure in the Introduction to the accompanying amendment to our Form 20-F for the year Ended December 31, 2022 (the “Form 20-F”).

2.	State affirmatively whether you or your subsidiaries have received all requisite permissions or approvals from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and whether any permissions or approvals have been denied.

In response to the Staff’s comment, we have provided the requested disclosure in the Introduction to the accompanying amendment to our Form 20-F.

Item 3.D. Risk Factors, page 1

3.	Given the Chinese government’s significant oversight and discretion over the conduct and operations of your business, please revise your disclosure to highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities.

In response to the Staff’s comment, we have revised the disclosure in Risk Factors in the accompanying amendment to our Form 20-F.

4.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, please revise your disclosure to explain to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

In response to the Staff’s comment, we have revised the disclosure in Risk Factors in the accompanying amendment to our Form 20-F.

We are subject to liability risks stemming from our foreign status, which could make it more difficult for investors to sue or enforce..., page 54

5.	We note your disclosure that “certain of [y]our directors and executive officers reside within China for a significant portion of a year or are PRC nationals and a substantial portion of their assets are within China.” Please disclose which directors and executive officers reside within China or are PRC nationals. To the extent that one or more of your officers and/or directors are located in China or Hong Kong, please create a separate Enforceability of Civil Liabilities section for the discussion of the enforcement risks related to civil liabilities due to your officers and directors being located in China or Hong Kong. Please disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints.

In response to the Staff’s comment, we have provided the requested disclosure in this Risk Factor in the accompanying amendment to our Form 20-F.

Item 16F. Change in Registrant’s Certifying Accountant, page 155

6.	Please provide all of the disclosures required by Item 16F of Form 20-F. Ensure that you file your former accountant’s letter stating whether it agrees with the statements made by you in Item 16F and, if not, stating the respects in which it does not agree. See Item 16F(a)(3) of Form 20-F.

In response to the Staff’s comment, we have provided the requested disclosure in Item 16F in the accompanying amendment to our Form 20-F and have included the former accountant’s letter as an exhibit.

Item 19. Exhibits, page 157

7.	We note the certifications provided in Exhibits 12.1 and 12.2 do not include paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting. Please amend the filing to provide revised certifications that include the required information.

In response to the Staff’s comment, we have provided the requested revised certifications.

If you have any further questions, please do not hesitate to contact me at 917-397-6890 , or our counsel, Pang Zhang-Whittaker, at 212-238-8844.

Very truly yours,

Fresh2 Group Limited

By:	/s/ Haohan Xu
Name:	Haohan Xu
Title:	Chief Executive Officer

Please contact Jeanne Baker at 202-551-3691 or Terence O’Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Lauren Nguyen at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance Office of Industrial Applications and Services

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